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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  1 )*
                                             ---

                              Medco Research, Inc.
      -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                  584059109
                         ----------------------------
                                (CUSIP Number)

 Judith A. Manion, One Mellon Bank Center, Pittsburgh, PA 15228 (412) 236-1985
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 3, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g) check the
following box [   ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 584059109
          ---------
                                     13D
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             State of Wisconsin Investment Board
                 39-6006423
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)_____
         Not Applicable                                                 (b)_____
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   Source Of Funds*

    OO
________________________________________________________________________________
5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) Or 2(e):  |_|

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Madison, Wisconsin
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                        1,214,700
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                         Not Applicable
    EACH
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                           1,214,700
               _________________________________________________________________
               10    SHARED DISPOSITIVE POWER
                                   Not Applicable

________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          1,214,700 See Item 5
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *              Not Applicable

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          11.60% See Item 5
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

           EP (Public Pension Fund)

________________________________________________________________________________

                     * SEE INSTRUCTION BEFORE FILLING OUT!
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ITEM 1.  SECURITY AND ISSUER
         (a) Medco Research, Inc. Common Stock
         (b) Medco Research, Inc.
         (c) 85 TW Alexander Drive, P.O. Box 13886, Ste. 308
             Research Triangle PA, NC 27709

ITEM 2.  IDENTITY AND BACKGROUND
         (a) State of Wisconsin Investment Board
         (b) P.O. Box 7842
             Madison, WI 53707
         (c) Wisconsin State Agency

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         THIS STATEMENT IS FILED PURSUANT TO 13d-1(a) OR 13d-2(a) AND THE STATE OF WISCONSIN INVESTMENT BOARD IS A GOVERNMENT AGENCY WHICH MANAGES PUBLIC PENSION FUNDS SUBJECT TO PROVISIONS COMPARABLE TO ERISA.

         The State of Wisconsin Investment Board ("SWIB") is the beneficial owner of 1,214,700 shares of Common Stock. The aggregate purchase price of such shares was $23,535,749.66 and was paid out of Wisconsin Retirement System ("WRS") public pension trust funds managed by SWIB.

ITEM 4.  PURPOSE OF TRANSACTION

         SWIB is amending the 13D filing to include additional materials used in course of conducting a shareholder solicitation challenging the proposed merger between Medco Research Inc. and King Pharmaceuticals. As stated in the original 13D filing, SWIB has filed a complaint in the Court of Chancery in the State of Delaware to enjoin the meeting.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See cover page
         (b) See cover page
         (c) Transactions completed within last 60 days:
             (1) SWIB
             (2) December 7, 1999
             (3) 6,642 shares and 1,658 shares
             (4) $27.45 per share
             (5) Normal transaction on New York Stock Exchange brokered through Bridge Trading, St. Louis, MO.
         (d) Not applicable
         (e) Not applicable

ITEM 6.  NOT APPLICABLE

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1: Solicitation Letter


                                  SIGNATURE

    After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 4, 2000
                                ----------------
                                     Date

                               /S/ George Natzke
                              -------------------
                                   Signature

                     George Natzke, Chief Financial Officer
                     --------------------------------------
                                   Name/Title
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                                                                       Exhibit 1

                      STATE OF WISCONSIN INVESTMENT BOARD

MAILING ADDRESS:                                             121 EAST WILSON ST.
P.O. BOX 7842                                                  MADISON, WI 53702
MADISON, WI 53707                                                 (608) 286-2381

February 3, 2000

Dear Medco Research, Inc. Shareholder:

              YOU'RE ONLY GETTING $27.85, NOT $34... AND FALLING?

That's right, this deal is getting worse. As of today, the 18th trading day of the 20 day pricing period, your shares of Medco are worth $27.85. Here's how it works...

o  King's price as of the close of business on Thursday, February 3rd is $47.50;

o  King's 18 day average close is $57.99;

o Based on this average you would get 0.5863 shares of King per each Medco share ($34/57.99);

o  Your 0.5863 shares of King would be worth $27.85 (0.5863 x $47.50).

As King stock falls, the value of your Medco investment falls.

                  WHY ISN'T THERE ANOTHER OFFER ON THE TABLE?

The deal structure of King's offer for Medco impedes other offers.

o Medco entered an option agreement, the primary purpose of which was to prevent any other suitor from using "pooling of interest" accounting treatment. Inability to use "pooling of interest" accounting treatment effectively kills most any other deal;

o  There is a $12 million breakup fee;

o Medco must have $50 million in cash and marketable securities to close this deal.

                  ESTABLISH A COMMITTEE TO VET OTHER OFFERS...

When shareholders vote down the King merger, SWIB will seek to establish a committee consisting of an investment banker and independent directors empowered to review any potential offers for the sale of Medco Research or to otherwise maximize shareholder value.

             VOTE AGAINST A BAD DEAL, VOTE AGAINST THE KING MERGER!

Protect the value of your investment in Medco Research, call your custodian bank or brokerage firm and assure that your shares are voting AGAINST proposal #1, the merger.

For additional information, please contact:

Garland Associates, Inc.                               Ms. Sandi Nicolai
Proxy Solicitors                       or              SWIB Proxy Administrator
Telephone: 212-866-0095                                Telephone: 608-267-0882